3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

October 7, 2019

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Sasha Parikh, Kevin Vaughn, Donald

Field and Dietrich King

Re:	Baudax Bio, Inc. (Formerly Recro Enterprises, Inc.)

Draft Registration Statement on Form 10

Filed June 24, 2019

CIK No. 0001780097

Ladies and Gentlemen:

We are submitting this letter on behalf of our client Baudax Bio, Inc. (formerly Recro Enterprises, Inc.) (the “Company”), in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter, dated July 18, 2019 (the “Comment Letter”) in connection with the Company’s Draft Registration Statement on Form 10 (the “Registration Statement”), confidentially filed with the SEC on June 24, 2019. In response to the comments set forth in the Comment Letter the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft (the “Amended Registration Statement”) with this response letter. For the Staff’s reference, we have included both a clean copy of the Amended Registration Statement and a copy marked to show all changes from the Registration Statement.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Amended Registration Statement. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement.

Draft Registration Statement on Form 10

Exhibit 99.1

Our Product Candidates, page 11

1.

We note that you received a second CRL from the FDA. Please revise to briefly discuss the FDA’s concerns and your plans to address such concerns to include the anticipated timing and capital requirements necessary to execute such plans.

The Company acknowledges the Staff’s comment and in response has amended the section titled “Our Product Candidates” on page 11 of the information statement attached as Exhibit 99.1 to the Amended Registration Statement (the “Information Statement”) to describe the FDA’s concerns as set forth in the second CRL and the Company’s plans to address the FDA’s concerns.

Securities and Exchange Commission

October 7, 2019

Our product candidates may cause adverse events, page 22

2.

We note your disclosure here that your “[c]linical studies conducted with IV meloxicam and other product candidates have generated some AEs, and in some cases serious adverse effects, or SAEs.” We also note the Study REC-15-015 and Safety Study sections on pages 80-81 reference the occurrence of certain SAEs. Please clarify whether the SAEs were treatment-related. In addition, in all three sections, to the extent either the SAEs were treatment-related or their cause remains undetermined, please revise to disclose the serious adverse effects that were observed in the respective trials.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 80 of the Information Statement to describe the treatment-related SAE observed in the Study REC-15-015. The disclosure on page 81 of the Information Statement describes that two SAEs in the Safety Study were determined to be possibly related to study treatment but occurred in a placebo-treated patient.

Further, the Company has revised its disclosure on page 22 of the Information Statement to include a description of the SAE in an IV meloxicam-treated patient that was determined to be treatment-related but not attributable to the drug.

Unaudited Pro Forma Combined Financial Statements, page 65

3.

Adjustment (A) on page 65 gives effect to the $13 million in cash funding that Recro plans to provide to Enterprises upon the completion of the Separation. Tell us how you considered whether this adjustment was factually supportable for purposes of including in pro forma financial statements.

The Company acknowledges the Staff’s comment and advises the Staff that, pursuant to a separation agreement between the Company and Recro Pharma, Inc., the Company expects to be initially capitalized through a $19.0 million cash contribution (updated in the Amended Registration Statement from the previously disclosed $13 million) from Recro Pharma, Inc. prior to or upon the completion of the Distribution. The Company is in the process of finalizing the form of separation agreement with Recro Pharma, Inc. Once finalized, the form of separation agreement will be filed as an exhibit to the Registration Statement and the $19.0 million will be factually supportable by the form of separation agreement. The Company has revised the Pro Forma Balance Sheet on page 65 of the Information Statement to include a footnote to clarify that the $19.0 million represents a cash contribution from Recro Pharma, Inc. and that such contribution is described in the separation agreement discussed in “Certain Relationships and Related Person Transactions – Relationship with Recro – Agreements with Recro – Separation Agreement” on page 117 of the Information Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Overview

Results of Operations, page 69

4.	For each of the periods presented, please quantify each factor noted for the increase and/or decrease in research and development and general and administrative expenses.

The Company acknowledges the Staff’s comment and in response has revised the Results of Operations disclosure on pages 69-70 of the Information Statement to quantify each factor noted for the increase and/or decrease in research and development and general and administrative expenses.

Securities and Exchange Commission

October 7, 2019

Our Other Pipeline Candidates, page 82

5.	For each product candidate, please revise to discuss their development status in greater detail.

The Company acknowledges the Staff’s comment and advises the Staff that the Company revised the disclosure on pages 82-83 of the Information Statement to provide additional disclosure regarding the development status of each product candidate.

Intellectual Property, page 83

6.

We note under the license agreement with Cornell that you are obligated to pay an annual license maintenance fee and an annual minimum royalty amount. Please revise to disclose a general range of these payment amounts.

The Company acknowledges the Staff’s comment and advises the Staff that the Company revised the disclosure on page 83 of the Information Statement to include the general range of annual license maintenance fees and annual minimum royalty amounts.

7.

We note under the license agreement with Orion that you may be obligated to pay Orion lump sum payments upon the achievement of certain development and commercial milestones. Please revise to disclose the aggregate amount of these payments.

The Company acknowledges the Staff’s comment and advises the Staff that the Company revised the disclosure on page 83 of the Information Statement to reflect the aggregate amount of potential development and commercial milestone payments to Orion.

Description of Enterprises Capital Stock, page 130

8.

We note your disclosure that the summaries are qualified in their entirety by reference, in part, to the applicable provisions of the PBCL. It is not appropriate to qualify your disclosure by reference to information that is not included in the filing or filed as an exhibit. Please revise accordingly. Please refer to Securities Act Rule 411(a).

The Company has revised the first sentence of “Description of Enterprises’ Capital Stock – General” on page 130 of the Information Statement in response to the Staff comment to remove the phrase “, and to the applicable provisions of the PBCL”.

Notes to Combined Financial Statements

(4) Acquisitions

Gainesville Facility and Meloxicam, page F-30

9.

With regards to the Warrant Agreement with Alkermes, you disclose that the warrant associated with the Gainesville transaction remains on Recro’s Consolidated Balance Sheets as the equity plan is held at the corporate level. Please clarify if you have allocated any portion of the warrant to the company, and explain why or why not.

The Company acknowledges the Staff’s comment and advises that it has not allocated any portion of the warrant to the Company. The Company respectfully advises the Staff that it has determined that no portion of the warrant should be allocated to the Company because the warrant is held by Recro Pharma, Inc. and the warrant’s underlying shares are Recro Pharma, Inc. common stock.

Securities and Exchange Commission

October 7, 2019

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 215.981.4331.

Sincerely,

/s/ Rachael M. Bushey

Rachael M. Bushey

cc:	Via E-mail

Gerri A. Henwood, President & Chief Executive Officer, Recro Pharma, Inc.

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